Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement (No. 333-73461 and 333-75859) on Form S-8 of Starwood Hotels & Resorts Worldwide Savings and Retirement Plan of our report dated December 20, 2018, with respect to the statements of net assets available for benefits of Starwood Hotels & Resorts Worldwide Savings and Retirement Plan as of June 30, 2018 and December 31, 2017, and the related statement of changes in net assets available for benefits for the period from January 1, 2018 through June 30, 2018, which report appears in the report on Form 11-K for the period ended June 30, 2018 of Starwood Hotels & Resorts Worldwide Savings and Retirement Plan.
/s/ Mayer Hoffman McCann P.C.
Phoenix, Arizona
December 20, 2018